UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2014
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Annual General Meeting of Shareholders of Redhill Biopharma Ltd. held on April 30, 2014, the following resolutions were approved by the shareholders:

1.
Appointment  of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2014 and for an additional period until the next Annual General Meeting; and authorization of the Board and the Audit Committee to determine the auditors’ fees;

2.	Re-election of Mr. Dror Ben-Asher and Mr. Ori Shilo to the Board of the Company;

3.
Re-election of Ms. Aliza Rotbard and Mr. Ofer Tsimchi as external directors of the Company for a term of three years in accordance with the Israel Companies Law and approval of the compensation of Ms. Rotbard and Mr. Tsimchi;

4.	Approval of the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board and the Company's Chief Executive Officer (“CEO”);

5.	Approval of the terms of employment of Mr. Dror Ben-Asher as the Company's Chairman of the Board and the Company's Chief Executive Officer;

6.	Approval of the terms of employment of Mr. Ori Shilo as the Company's Deputy CEO, Finance and Operations;

7.	Approval of the terms of compensation for the non-executive directors of the Company; and

8.	Approval of grants of options to purchase shares in the Company for the non-executive directors of the Company.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286) and its Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 23, 2014 (Registration No. 333- 193503).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2014	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Dror Ben-Asher —————————————— Dror Ben-Asher Chief Executive Officer